Yes, the cup of coffee you drink everyday can help the lives of families all around the world

Hello, I'm Joseph Mastrangelo and I'm the Owner & Roaster of Zelie Beans Coffee. Located in the Houston Texas area.

I founded Zelie Beans coffee with the simple mission of families helping families through specialty coffee.

I've loved coffee since I was probably about 10-years-old and as I grew and developed, so did my taste in coffee. While my taste for coffee developed, my desire to serve other did as well. I entered a seminary and learned about different social justice issues around the world. I then learned that many coffee farms are owned and run by families, and many of them do not earn enough money to even care for their families. Even the ones selling to big coffee chains.

I decided at that moment, to be more conscious of the coffee choices that I made every day.

It was also during this time that I discovered the art of home roasting coffee. The hobby that would allow me to know exactly where my coffee was coming from, and I was hooked.

Fast forward many years, I get married and my wife and I are enjoying our coffee that I am roasting on a regular basis for ourselves. We discover we are expecting our third child, and we knew we needed some extra income. My wife suggested that I sell the coffee that I'd been roasting. I thought she was crazy. Turns out, she was right. People were interested in buying the coffee I was roasting.

I found a way which I could start roasting coffee on a commercial level immediately without a large investment. I was able to start roasting on another coffee roaster here locally in the Sugar Land area just by renting it by the hour.

But now I'm getting to the point where I need my own roaster and I need my own space. By doing this I'll be able to increase my capacity, increase the amount of coffee I'm purchasing, and thus selling, and increase the footprint of selling to wholesale clients such as coffee shops, restaurants, hotels, Airbnb's, churches, schools, along with my ecommerce website sales.

But Zelie Beans wouldn't be a success if I was only helping my own family. Families helping families through specialty coffee is all about helping the family farmers in coffee frutescent be able to lift themselves up out of poverty and into a more sustainable way of living through their coffee family and through specialty coffees specifically.

I source my coffee only from family farms, specifically ones that are transitioning from commodity coffee, or coffee that they get pay less per pound, to specialty coffee in which they get paid more per pound for a higher quality coffee. I then feature and show the consumers about these families, and their names, their faces, and the great work that they are doing.

I am now seeking raising money to expand my roasting business to get my own facility and my own roaster so that I can help more families and source more coffee to have a bigger impact on the world.

Our rewards range from new coffee tumblers made by MiiR, and these amazing t-shirts which both showcase our mission of families helping families through specialty coffee, all the way to coffee subscriptions.

If you believe in the mission and you want to help families all over the world and you know, like I know, that we will be hugely successful, then invest what you can into us. The sooner the better! The sooner we're funded, the sooner we can move forward, and the sooner we can continue to make a bigger impact on this world.

Thank you for watching this short video, thank you for considering investing in Zelie Beans Coffee, and thank you for investing in the future of families all over the world.